Exhibit 99.5
COMPANY STATEMENT

27 November 2007	For media enquiries please call Peter Baker on:
Tel: (02) 8274 5239.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie expresses condolences
to Bernie Banton’s family
James Hardie expresses its condolences to the family of Mr Bernie Banton, following his death today.
Mr Banton was employed by former James Hardie subsidiary, Amaca, as part of the Hardie BI joint venture, at a factory at Camellia, NSW from 1968 to 1974.
The company acknowledges the significant contribution Mr Banton made to raising awareness of asbestos-related diseases in Australia, and his role in the eventual implementation of the Final Funding Agreement to compensate Australians with asbestos-related personal injury claims.
END